UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )*
FIRST NATIONAL CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $1.25 PER SHARE
(Title of Class of Securities)
32106V107
(CUSIP Number)
GERALD F. SMITH, Jr. c/o FIRST NATIONAL CORPORATION, 112 WEST KING STREET, STRASBURG, VIRGINIA 22657 (540) 465-9121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
JUNE 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 32106V107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gerald F. Smith, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	7	SOLE VOTING POWER 653,603
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 653,603
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,603
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
FOR
GERALD F. SMITH, JR.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $1.25 per share (“Common Stock”), of First National Corporation, 112 West King Street, Strasburg, Virginia 22657 (the “Issuer”).

Item 2.  Identity and Background

(A)	Gerald F. Smith, Jr.

(B)	549 Merrimans Lane, Winchester, Virginia 22601-6207.

(C)
Mr. Smith is the Chairman, Chief Executive Officer and President of Valley Proteins, Inc., a rendering business headquartered at 151 Valpro Drive, Winchester, Virginia 22603. He is also a director of the Issuer.

(D)	During the last five years, Mr. Smith has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)
During the last five years, Mr. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)	Mr. Smith is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds and Other Consideration

The source and amount of funds or other consideration used by Gerald F. Smith, Jr. in acquiring beneficial ownership of shares of Common Stock of the Issuer are as follows:

In September 2007, the Gerald F. Smith, Jr. Revocable Trust (of which Mr. Smith is the Trustee) purchased a total of 2,000 shares of Common Stock on the open market for approximately $48,660 with personal funds.  In October 2007, Mr. Smith became a director of the Issuer.  From November 2007 to November 2011, Mr. Smith and the Gerald F. Smith, Jr. Revocable Trust purchased a total of 141,403 shares of Common Stock on the open market for approximately $1,683,012 with personal funds.  In June 2012, the Gerald F. Smith, Jr. Revocable Trust purchased 500,000 shares of Common Stock through a rights offering for approximately $2,000,000 with personal funds.  Accordingly, Mr. Smith now owns directly 643,403 shares of Common Stock of the Issuer.

From February 2009 to June 2010, Mr. Smith, in his capacity as a trustee for the Kaye DeHaven Smith Irrevocable Trust FBO Evan A. Smith, the Kaye DeHaven Smith Irrevocable Trust FBO Elise D. Smith, and

the Kaye DeHaven Smith Irrevocable Trust FBO Emily N. Smith (collectively, the “Irrevocable Trusts”) purchased a total of 2,300 shares of Common Stock on the open market for approximately $35,144 with personal funds.  In June 2012, Mr. Smith, in his capacity as a trustee for the Kaye DeHaven Smith Irrevocable Trust FBO Elise D. Smith, purchased a total of 200 shares of Common Stock through a rights offering for approximately $800 with personal funds.  Accordingly, Mr. Smith now beneficially owns, in his capacity as a trustee for the Irrevocable Trusts, 2,500 shares of Common Stock of the Issuer.

From February 2009 to March 2009, Mr. Smith purchased a total of 1,200 shares of Common Stock as custodian for his children on the open market for approximately $16,485 with personal funds.  In June 2012, Mr. Smith purchased a total of 6,500 shares of Common Stock as custodian for his children through a rights offering for approximately $26,000 with personal funds.  Accordingly, Mr. Smith now beneficially owns indirectly, in his capacity as custodian for one or more of his children and through his power to vote and direct the disposition of 7,700 shares of Common Stock of the Issuer.

Item 4.  Purpose of Transaction

Gerald F. Smith, Jr. has acquired shares of Common Stock, directly and indirectly, for investment purposes, and he may continue to do so in the future for such purposes.

Mr. Smith has no plans or proposals that relate to or would result in:

(A)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

(B)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(C)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(D)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(E)	Any material change in the present capitalization or dividend policy of the Issuer;

(F)	Any other material change in the Issuer’s business or corporate structure;

(G)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(H)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(I)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(J)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(A)	The aggregate number and percentage of Common Stock beneficially owned by Mr. Smith are 653,603 shares and 13.3%, respectively.

(B)	Mr. Smith has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 653,603 shares identified pursuant to Item 5(A).

(C)	The following table discloses the transactions in Common Stock during the past 60 days by Mr. Smith:

Date	Type of Transaction	Number of Shares	Price Per Share
6/29/12	Subscribe to shares via Rights Offering (Gerald F. Smith, Jr. Revocable Trust)	500,000	$4.00
6/29/12	Subscribe to shares via Rights Offering (Kaye DeHaven Smith Irrevocable Trust FBO Elise D. Smith)	200	$4.00
6/29/12	Subscribe to shares via Rights Offering (Gerald F. Smith, Jr. Custodian for Elise D. Smith	2,500	$4.00
6/29/12	Subscribe to shares via Rights Offering (Gerald F. Smith, Jr. Custodian for Emily N. Smith)	4,000	$4.00

(D)
As discussed in Items 3 and 5(B), Mr. Smith is a trustee of the Irrevocable Trusts that hold shares of Common Stock of the Issuer. The Irrevocable Trusts, therefore, also have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(E)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the      Issuer

Gerald F. Smith, Jr. is a director of the Issuer.

Item 7.  Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Date: July 9, 2012

/s/ Gerald F. Smith, Jr.
Gerald F. Smith, Jr.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).